Exhibit 99.71

MANAGEMENT DISCUSSION AND ANALYSIS
for the second quarter ended September 30, 2010

The following amended and restated Management Discussion and Analysis (“MD&A”) for Timmins Gold Corp. (“Timmins” or the “Company”) dated June 3, 2011 and should be read in conjunction with therestated unauditedconsolidated financial statements (“Financial Statements”) and related notes for the second quarter ended September 30, 2010 and the comparative quarter ended September 30,2009.These restated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles. Refer to Note 2 of the March 31, 2010 and 2009 audited consolidated financial statements for disclosure of the Company’s significant accounting policies. All currency in this MD&A, unless otherwise indicated, in is Canadian dollars.The Company’s AIF and the risks and uncertainties discussed therein, and the Company’s MD&A for prior periods are on SEDAR at www.sedar.com and on the Company’s website at www.timminsgold.com.

AMENDMENT AND RESTATEMENT MADE JUNE 3, 2011

During the preparation of the December 31, 2010 interim financial statements, the Company determined that certain items in the September 30, 2010, consolidated financial statements had been incorrectly reported. The Company incorrectly expensed deferred stripping costs to cost of sales, resulting in adjustments to the inventory balance, future income tax liability, cost of sales and income tax expense. In addition, the Company did not accurately record the provision for income taxes related to the income generated in its Mexican subsidiaries.The impact of these adjustments was to change the inventory balances and production costs in the period. For the period ended September 30, 2010, the effect of the above was to increase inventories by $1.7 million, decreasecost of sales by $1.7 million, increase future income tax liability by $4.5 million, and increase income tax expense by $4.5 million. Net earnings for the three months ended September 30, 2010 decreased by $2.7 million and basic and diluted net earnings per share decreased from $0.03to $0.01. Net earnings for the six months ended September 30, 2010 decreased by $2.7 million and basic and diluted earnings per share decreased from $0.02 per share to $0.00 per share.

As a result, the Company incorrectly presented the consolidated balance sheet as at September 30, 2010, and the consolidated statements of operations and comprehensive income / (loss), cash flows and shareholders’ equity for the period ended September 30, 2010, and is correcting such presentation in the amended and restated consolidated financial statements. Further information on these adjustments and a reconciliation of amounts previously reported is contained in note 2 of the Company’s amended and restated consolidated financial statements for the period ended September 30, 2010.

For the convenience of the reader, this September 30, 2010 MD&A sets forth the amended MD&A in its entirety. The Company has not modified or updated the disclosure presented in this MD&A, except as required to reflect the effects of the restatement discussed above. Accordingly, this September 30, 2010MD&A does not reflect events occurring after the original filing, or modify or update those disclosures affected by subsequent events..This September 30, 2010 MD&A should be read in conjunction with the Company’s filings subsequent to the original filing.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the second quarter ended September 30, 2010
Containing information as atNovember 29, 2010	Page 2

Forward-Looking Statements

This MD&A contains forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet such expectations of management. For a thorough discussion of the risks and uncertainties affecting the Company, we refer you to the Annual Information Form (available on Sedar at www.sedar.com). All statements in this MD&A, other than statements of historical fact, that address production expectations, exploration drilling, development activities and events or developments that the

Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include changes in metals prices which are historically volatile,operating and exploration successes, cost of gold and silver production including changes in or the availability of supplies and consumables, the recovery of gold and silver from the leach pads, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

Qualified Person

Pursuant to National Instrument 43-101, Lawrence A. Dick, Phd, P.Geo is the Qualified Person (“QP”) responsible for the technical disclosure in this MD&A.

Company Overview and Overall Performance

Timmins Gold Corp. is a junior resource company engaged in the acquisition, exploration and development and operation of gold properties in Mexico. Since its inception, the Company has measured success through the growth in its mineral resources, in particular gold resources. It attained commercial production on April 1, 2010 at its first gold mine; the San Francisco Mine (the “Mine”) in Sonora, Mexico. The Company has a corporate office in Vancouver, B.C. and an administrative office in Hermosillo, Sonora, Mexico. The Company also has a field office in Magdalena, Sonora, and an operations office at the Mine. The Mine is the Company’s principal and only material mineral property for purposes of NI 43-101. An independent pre-feasibility study recommended development and re-commissioning of the Mine. The study titled NI 43-101 F1 Technical Report on the Preliminary Feasibility Study for the San Francisco Gold Project, Sonora, Mexico, dated March 31, 2008, and amended on January 13, 2009,(jointly, the “Pre-feasibility Study” or “Study”)was prepared by Micon International Limited of Toronto (“Micon”) and Independent Mining Consultants, Inc. of Tucson, Arizona (“IMC”).

San Francisco Gold Mine

The mineral resources and mineral reserves at the San Francisco Mine were published in the following report: NI 43-101 F1 Technical Report on the Preliminary Feasibility Study for the San Francisco Gold Project,Sonora,Mexico, (the “Study”) prepared by William J. Lewis, B.Sc., P.Geo., Michael G. Hester, FAusIMM, R. James Leader, P.Eng., Christopher A. Jacobs, CEng MIMMM, Ian R. Ward, P.Eng., dated March 31, 2008, and amended January 13, 2009. In November 2010, following a step out drill programme undertaken since January 1, 2010, a significant increase in the Company’s reserve and resource estimates for the Mine was announced. This new resource is illustrated in the table below.The Mineral Resource Estimate was completed by Mr. William Lewis, B.Sc., P.Geo. and Ing. Alan San Martin, MAusIMM of Micon, and was prepared using CIM definitions for Mineral Resources as required by National Instrument 43-101. The mineral resource estimate was based on a gold price of US$1,100 per ounce and a 0.131 g/t gold cutoff grade.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the second quarter ended September 30, 2010
Containing information as atNovember 29, 2010	Page 3

Category	Tonnes (000’s)	Ore Grade (Au-g/t)	Contained Gold (ounces)
Measured	19,089	0.797	489,000
Indicated	23,442	0.658	495,000
Total M&I	42,531	0.72	984,000
Inferred	10,308	0.628	208,000

This Mineral Resource estimate utilized all drill results available at June 30, 2010 and employed a cut-off grade of 0.131 grams per tonne gold.Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

Mineral Reserves, which are part of the Measured and Indicated Mineral Resources, are estimated to be:

Ore Type	Tonnes (000’s)	Ore Grade (g/t)	Contained Gold (ounces)
High Grade (>0.5 g/t Au)	20,705	0.959	639,000
Low Grade (0.16-0.50 g/t Au)	14,226	0.309	141,000
Total Reserves	34,931	0.695	780,000

The increase in Mineral Reserves from the previous estimate was 169,000 contained ounces or 28.0% .

TheMineral Reserves were based upon a gold price of US$900 per ounce, a cut-off grade of $0.16 g/t gold and a weighted average recovery of 70%In addition to the tonnages presented above, total waste rock within the final pit outline is estimated at 95.34 million tonnes. The reserve includes a dilution factor of 12% according to the type of mineralization and the size of the blocks modelled.

These reserves were completed by an independent qualified person, Mr. Mani Verma, M.Eng, P.Eng of Micon .

The Company plans to continue with its drill program designed to expand reserves and resources at the Mine. Drilling conducted during the January to June, 2010 period was concentrated in three main areas; (i) northwest of the main orebody, (ii) southeast of the main orebody, and (iii) along the southwest flank of the pit. The additional Measured and Indicated Resources recently discovered were located contiguous to the northwest and southeast of the existing pit limits. Drill results to date indicate that the zone of mineralization extends to the west, northwest and southeast of the currently defined resource and remains open along strike in each direction and at depth.

During the quarter endedSeptember 30, 2010, the Company spent approximately $1.6 million on exploration at and around the San Francisco Mine. The objectives of this work were to both follow-up on known areas of mineralization and to condemn land required for waste dumps.The results of this drilling exceeded management’s expectations as gold mineralization increased significantly.

During the next nine months, the Company plans to continue drilling in and around the existing mine area. Drilling conducted earlier this calendar year will be incorporated into a new mine plan which the Company expects to complete before December 31, 2010. Regional exploration on the Company's 70,000 hectare land package in and around the Mine is also being undertaken.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the second quarter ended September 30, 2010
Containing information as atNovember 29, 2010	Page 4

The Study estimated the total cost of re-commissioning the Mine to beUS$33.8 million (excluding 16% IVA).To March 31, 2010, the Company spent approximately US$37.7 million on capital expenditures and commissioning costs (excluding IVA of over US$5 million and net of pre-production revenue),in order to attain commercial production. Costs exceeded Study estimates in the following areas: (i) additional land purchases and payments: US$1.1 million, (ii) crusher expansion: US$0.9 million,(iii) exploration drilling: US$1.2 million and (iv) owner holding costs and miscellaneous spending such as mine vehicles. On April 1, 2010, the Company concluded that the Mine had attained commercial production.

As with all operating facilities, on-going sustaining capital expenditures are required. During this most recent quarter, the Company had capital expenditures of $2.1 million at the mine, with the majority of it expended on expanding the capacity of the leach pads.

In January 2010, the Company completed a US$15.0 million gold loan financing that provided a portion of the funding required to complete the commissioning of the Mine. This loan is repayable in twelve monthly payments commencing at the end of August, 2010. Each monthly payment will be made in cash at an amount equal to 1,667 ounces of gold multiplied by the month end gold price. As of the date of this report, three payments with a cumulative total of US$6.6 million have been made. In addition, the lenders are guaranteed a minimum 15% return on the amount borrowed (orUS$18.375 million in total). This loan was secured by a first charge on the assets of the Mine. Additional funds necessary for the commissioning of the Minewere provided from general working capital and the exercise of warrants between January and June, 2010.

Other Exploration Property Interests

To date, the Company’s focus has been on recommissioning the Mine. Theseefforts have delayedactivityon the Company’s other property interests until2011. The Company plans work at five other gold and silver properties in Mexico, which remain in the early exploration and evaluation stage. These property interests are;

  Timm Claims (Zacatecas): 45,000 hectare land package contiguous to the Penasquito mine recently placed into production by Goldcorp;
  Norma and Patrica Claims (Sonora): 20,000 hectares west of the San Francisco Mine with known mineralization occurrences;
  Picacho claims (Sonora): a group of claims southwest of the San Francisco mine with high grade mineralization at surface;
  Cocula claims (Jalisco): another claim package with drill indicated mineralization near surface; and
  El Capomo claims (Nayarit): a grass roots project located near past and current producing properties.

Selected Annual Information

The following is a summary of the Company’s financial results for the Company’s three most recently completed financial years:

	2010	2009	2008

Total revenues - interest	$14,613	$346,592	$143,512
Net loss	$(8,615,920)	$(3,414,781)	$(5,333,772)
Basic and diluted loss per share	$(0.08)	$(0.05)	$(0.10)
Total assets	$82,279,282	$52,844,859	$33,363,246
Total liabilities	$28,227,701	$11,572,740	$10,439,396
Dividends declared	Nil	Nil	Nil

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the second quarter ended September 30, 2010
Containing information as atNovember 29, 2010	Page 5

In all periods reported above, the Company did not have any operatingmines. Therefore, the total revenue figure was interest received andthe amount recognized was a direct reflection of the amount of cash the Company had throughout the year. The decrease in net loss from 2008 to 2009 was a result of lower property abandonment charges in 2009 compared to the prior year and a decrease in the stock based compensation expense. The increase in total assets from 2008 to 2009 primarily relates to the acquisition of equipment and capitalized start-up costs at the Mine. Total liabilities increased marginally between 2008 and 2009 as the Company re-estimated its asset retirement obligation at the Mine and its accounts payable and accrued liabilities increased as activities and staff at the Mine increased.

The net loss in 2010 was considerably higher than in 2009 because of the costs associated with obtaining debt financing required to restart the San Francisco Mine and also because the Company decided to cease work on and abandon the Tequila property which decision necessitated a charge to earnings of $1.9 million of exploration expenditures previously capitalized.

Results of Operations

The Company’s activities during the second quarter commencing on July, 1, 2010 focused onimproving and optimizing the operations at the Mine. The Company continued to maintain its property rights with respect to all of the above mentioned property interests but it did not undertake any significant activity on them.During the past year, the majority of discretionary exploration spending was undertaken on land controlled by and in close proximity to the Mine. The Company continues with its successful efforts in expanding the resources at the Mine because it believes this is the most cost effective means of enhancing shareholder value.

The ramp-up to full production at the Mine is proceeding essentially as planned. All mining equipment, planned in the Study, including two Komatsu shovels, one Caterpillar loader, and eleven 100 ton Caterpillar trucks are on site for full scale open pit extraction of ore and waste, at an average rate of 40,000 metric tonnes per day. The Company commenced pre-stripping waste in the fourth quarter of 2009 and at that time it also commenced crushing and leaching of ore. The targeted level of production is 12,000 tonnes of ore per day to the heap leach pads andexcellent progress is being made on achieving this level of throughput; as is evident in the table below.

The crushing system is fully operational and is being optimized to achieve a rate in excess of 12,000 tonnes per day. The crush size of the ore being stacked on the heap leach pads is 100% less than ½ inch. This crush size is projected to attain recoveries of approximately 70% on average.Leach extraction is proceeding with no visible pooling or channelling. Preliminary indications from early production indicate that the targeted metallurgical recoveries of 70% should be attained.

The table which follows provides a statistical summary of mining and sales activities since January 1, 2010.

	Jan- March QTR,2010	April- June QTR-2010	July 2010	August 2010	September 2010	July- September QTR 2010
Total material mined (000’s mt)	3,654	4,983	1,693	1,604	1,672	4,969
Ore to leach pads (mt)	704,139	905,296	372,038	343,833	374,897	1,090,768
Oreto leach pads per day(mt)	7,824	9,948	12,001	11,091	12,497	11,856
Au ore grade(g/t)	0.544	0.718	0.749	0.735	0.96	0.817
Ounces to leach pads	12,299	20,904	8,959	8,125	11,571	28,655
Au sold (ozs)	5,321	11,290	3,724	5,978	5,988	15,690

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the second quarter ended September 30, 2010
Containing information as atNovember 29, 2010	Page 6

Between December 2009 and October 31, 2010, the Company had sold approximately 40,500ounces of gold and 23,300 ounces of silver realizing gross proceeds of approximately(US)$50.2 million.

Operating costs at the Mine in terms of costs per tonne placed on leach pads is shown below.

Canadian dollars	April – June QTR-2010	July-September QTR-2010
Mining costs per tonne mined	1.93	1.73
Mining costs per tonne leached	10.83	7.90
Processing and crushing costs per tonne leached	1.91	2.45
Administration costs per tonne leached	0.94	0.94
Other costs per tonne leached	0.04	0.07
Total costs per tonne leached	13.71	11.36
Total cost per tonne leached (US$)	13.34	10.93

The average foreign exchange rate for the April to June quarter was 1US$=1.0276 Cdn$ and for the July to September quarter was 1US$=1.0391Cdn$ ..

Operating costs at the mine interms of costs per ounce soldare as follows.

Canadian dollars	(Restated) April to June QTR-2010	(Restated) July to September QTR-2010
Mining costs	868	438
Processing costs	153	170
Administration costs	75	65
Selling and other costs	3	5
Inventory adjustment	(383)	(143)
Total costs per ounce sold	716	535
Total cost per ounce sold (US $)	697	515

The average foreign exchange rate for the April to June quarter was 1US$=1.0276 Cdn$ and for the July to September quarter was 1US$=1.0391Cdn$ ..

The table below reports on the performance of the Mine on a “stand-alone basis” and this presentation is not in accordance with generally accepted accounting principles and will not necessarily conform to the presentation in the Results of Operations and Comprehensive Income for the period ended September 30, 2010. This presentation has ignored certain foreign exchange adjustments on fixed assets and certain inter-company charges.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the second quarter ended September 30, 2010
Containing information as atNovember 29, 2010	Page 7

(000’s of Canadian dollars)	(Restated) 3 months ended Sept. 30, 2010	(Restated) 6 months ended Sept. 30, 2010
Metal sales	20,323	34,655
Less:
Cost of goods sold	8,386	16,464
Depreciation and amortization	2,374	3,511
Other costs/ (income)	-	29
ARO	31	62
Mine net income	9,532	14,859

The average foreign exchange rate for the April to June quarter was 1US$=1.0276 Cdn$ and for the July to September quarter was 1US$=1.0391Cdn$ ..

Summary of Quarterly Results

The July to September quarter represents only the second quarter for which the Company has reported commercial production results. Therefore, the reader should be cautious in comparing the results of this quarter with the reported results from the comparative quarter of the prior year.

The following is a summary of the Company’s unaudited financial results for the eight most recently completed quarters:

	Gold Sold (ounces)(1)	Gross revenue (000’s)(2)	Net earnings/(loss) (000’s)	Earnings (loss) Per share
Restated Q2.2011	15,690	20,322.8	914.3	0.01
Q1.2011	11,289	14,332.6	(828.7)	(0.03)
Q4.2010	5,321	11.3	(5,456.4)	(0.04)
Q3.2010	1,773	2.5	(1,793.2)	(0.02)
Q2.2010	nil	nil	(562)	(0.01)
Q1.2010	nil	0.8	(804.3)	(0.01)
Q4.2009	nil	96.6	(643.1)	(0.00)
Q3.2009	nil	152.2	(577.3)	(0.01)

(1)	Gold sales may be adjusted in the current and prior quarter as final settlement for the dore bars occurs.
(2)	No revenue was recorded inQ4.2010 and Q3.2010 because revenue from sales was used to reduce the capitalized commissioning costs.

Since beginning commercial production on April 1, 2010, spending at the Mine will be determined by the rate of mining and crushing of ore. Sales revenue, which will be used to fund such operational expenses, will reflectthe metal recoveries achieved on the leach pads and the prevailing gold and silver prices. General and administrative spending is typically fairly stable from month to month. However, non-cash items, especially those relating to the expensing of stock options, the decision to write off exploration properties and the valuation of the embedded derivative in the gold loan may cause some fluctuations in pre-tax income on a monthly or quarterly basis. General and administrative spending during the second quarter was generally in line with management’s expectations.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the second quarter ended September 30, 2010
Containing information as atNovember 29, 2010	Page 8

Restatement of June 30, 2010 interim financial statements

The June 30, 2010 figures have been restated to correct for certain errors related to deferred stripping, depreciation, future income tax recoveries, long-term debt, accrued interest and loss on embedded derivative. The restatement is summarized as follows:

	June 30, 2010
	As reported	As restated

Balance sheet
Inventory	$8,190,866	$6,450,793
Equipment	25,155,762	25,267,355
Resource properties	43,153,726	47,628,313
Current portion of long-term debt	15,789,046	15,414,046
Future income tax	3,947,011	3,906,611
Statement of operations
Cost of sales	10,845,997	8,078,967
Amortization and depreciation	1,215,903	1,136,827
Interest expense, net	2,477,272	2,102,272
Foreign exchange gain	(70,033)	(7,269)
Income tax recovery - future	-	(103,164)
Net loss	4,090,157	828,651
Loss per share - basic and diluted	0.03	0.01

Three Month Comparison

The Company recorded net income of $.91 million for the three month period ended September 30, 2010 compared with a net loss for the same period in 2009 of $ 561,999 or $ (0.01) per share.

The major items for the three months ended September 30, 2010, compared to the three months endedSeptember 30, 2009, were:

1)

Revenue: During the quarter, the Company produced and sold15,690 ounces of gold and 8,500 ounces of silver and recognized revenue of $20.32 million. During the current quarter the Company realized an average gold price ofUS$1,239 per ounce and an average price for silver of US$19.60 per ounce compared to London Bullion Exchange average prices of US$1,227 per ounce and US $18.96per ounce for gold and silver,respectively. There were no metal sales in thesecond quarter of 2009.

2)

Cost of sales:During the current quarter,cost of saleswas $8.38 million or $7.69 per tonne placed on leach pads. This equates to a cost of sales of US$515per ounce of gold sold compared to US$ 697 per ounce of gold sold in the prior quarter. The quarter on quarter reduction in selling costs was due largely to the increase in gold recoveries and hence sales, with operatingcosts remaining relatively stable.There was no gold production for the June to September quarter of 2009. Direct mine operating costs per tonne of ore placed on leach pads was $11.28 compared to $13.67 incurred during the first quarter of this fiscal year.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the second quarter ended September 30, 2010
Containing information as atNovember 29, 2010	Page 9

3)

Depreciation and Amortization:During the current quarter, depreciation and amortization was $2.37 million with$1.4 million of that relating to the depreciation of mining assets and the amortization of the resource property at the Mine.For the comparable quarter of the prior year the depreciation and amortization change was only $15,144. The dramatic year over year increase relates to the fact that the Mine is now in commercial production and its assets, including all development and acquisition costs are being amortized.

4)	Asset write-down: There were no assets write downs in this quarter.

5)

General and Administration: General and administration costs in this quarter totalled $1.1 million compared to general and administration costs of $0.9 million last year with increased salary and travel costs accounting for the change.

6)

ARO: The asset retirement obligation increased from $3,146 to $31,448 with the increase being attributable to the Company increasing the estimate of its closure obligations resulting from the commencement of commercial operations.

7)	Other income:Other Income represents net interest income and it is a reflection of the average amount of cash the Company has on hand during the quarter.

8)

Interest Expense and other income:The interest expense charge largely represents the interest imputed on the gold loan (using the effective interest rate method). There is no longer any interest expense relating to the vendor loan as existed in the comparable quarter of 2009, nor was the gold loan in existence at that time.

9)

Loss on embedded derivative: The losson the embedded derivative was $335,889. This lossrepresents the change in the fair value of this financial instrument and is a function of the change in the price of gold, the monthly repayments on the gold loan and the appreciation of the Canadian dollar against the US dollar.

10)

Net Income:For the quarter ended September 30, 2010, the Company reported net income of $914,320 or $0.01 per share compared to a loss of $561,999 or $(0.01) per share for the three month period ended September 30, 2009. Also during the quarter the Company recognized a recovery of income taxes in Mexico in the amount of $4,313,216.

Six Month Comparison

The Company recorded net income for the six month period ended September 30, 2010 of $85,669 or $0.00 per share compared with a net loss of $1.4 million or $(0.01) per share for the comparable six monthperiod in 2009.

The major items for the six months ended September 30, 2010, compared to six month period endingSeptember 30, 2009, were:

1)

Revenue: The Company sold 26,980 ounces of gold and 15,241 ounces of silver during the six months ended September 30, 2010 and recognized revenue of $34.65 million. During the six month period, the Company realized an average gold price of US$1,227 per ounce and an average price for silver of US $18.88 per ounce compared to London Bullion Exchange average prices of US$1,211 per ounce and US$18.64 per ounce for gold and silver,respectively. There were no metals salesfor the same period in 2009.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the second quarter ended September 30, 2010
Containing information as atNovember 29, 2010	Page 10

2)

Cost of sales: For the fiscal year to date,cost of saleswere $16.5 million or $8.25 per tonne placed on leach pads. This equates to a cost of goods sold of US$610 per ounce of gold sold. There was no gold production for the in same period in 2009. Direct mine operating costs per tonne of ore placed on leached pads was $12.36 per tonne for the six month period.

3)

Depreciation and Amortization: Depreciation and amortization was $3.5 million.For the comparable period in 2009, the depreciation and amortization charge was only $30,704. The increase year over year relates to the fact that the mine is now in commercial production and all Mine assets and other capitalized Mine related costs are being amortized.

4)

Asset write-down: This charge of $2,652 is on account of certain invoices for work on the Tequila property which was abandoned and written off in the January to March quarter of 2010. There were no comparable abandonment charges in 2009.

5)

General and Administration: General and administration costs were $1.9 million compared to general and administration costs of $2.1 million for the six months ended September 30, 2009. These costs were in line with management’s expectations.

6)

ARO: The asset retirement obligation increased to $62,189 compared to $6,767, with the increase being attributable to the Company increasing the estimate of its closure obligations resulting from the commencement of commercial operations.

7)	Other income:Other income represents net interest income and it is a reflection of the average amount of cash the Company has on hand during the quarter.

8)

Interest Expense and other income:The interest expense charge largely represents the interest imputed on the gold loan (using the effective interest rate method). There is no longer any interest expense relating to the vendor loan as existed in the comparable quarter of 2009, nor was the gold loan in existence at that time.

9)	Loss on embedded derivative:The loss on the embedded derivative is $2.94 million for the six month period ending September 30, 2010. This instrument did not exist in 2009.

10)

Net Income: For the six month period ended September 30, 2010 the Company reported net income after tax of $85,669 or $0.00 pershare compared to a loss of $1,366,329 or $(0.01) per share for the comparable six month period in 2009. During this six month period the Company recognized a recovery of income taxes in Mexico in the amount of $4,210,052.

Liquidity

The consolidated financial statements have been prepared assuming the Company will continue on as a going-concern. The Company has generally incurred losses since inception, with the exception of the positive earnings reportedfor this second quarter of commercial operations. The ability of the Company to continue as a going-concern depends upon its ability to operate the Mine profitablyor to continue to raise external financing. Now that the Mine is in operation, it is management’s priority to increase the earnings and cash flow from the Mine. This is essential for the Company to meet its liabilities as they come due, including repayment of the gold loan. There can be no assurance that the Company will be able to achieve positive cash flow from its operations, in which case the Company may be unable to meet its obligations unless additional external financing can be obtained.In that case, the net realizable value of the Company’s assets may be materially less than the amounts recorded in these financial statements.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the second quarter ended September 30, 2010
Containing information as atNovember 29, 2010	Page 11

The Company had cash of $4.0 million at September 30, 2010 compared to $5.4 million at June 30, 2010 and $2.7 million at March 31, 2010. The Company had aworking capital deficitof $6.29 million at September 30, 2010 compared to working capital deficit of $1.35 million atJune 30, 2010 and a working capital surplus of $1.98 million at March 31, 2010.Apart from funding normal operations a major use of cash which commenced this quarter is the monthly obligation to retire the gold loan. Additionally, the re-classification of a portion of the long term portion of the gold loan to a current liability affected the Company’s working capital position.

The Company’s accounts receivable increased to $9.6 million (June 30, 2010: $7.5 million). The increase is attributable to the increase in gold sales and a small increase in the IVA receivable.During the quarter, in- process gold inventory decreased by $1.1 to $3.0 million and since March 31, 2010 in-process gold inventories have decreased by $1.1 million. The inventory increase is a function of the increase in ore placed on leach pads.

During the recently completed quarter the Company’s accounts payable and accrued liabilities decreased by $93,962 to $4.9 million(June 30, 2010: $5.4 million) which is due to the commencement of payments on the gold loan. Payments on the gold loan commenced with the August, 2010 obligation and will continue monthly for an additional eleven months.

During the October, 2010 to March 31, 2011 period, assuming adequate financing is available, the Company has tentatively planned exploration expenditures of $3.0 million and minimal capital expenditures for plant and equipment are anticipated at the Mine.

Capital Resources and Financial Commitments

The Company has the following option payments due within the next year on its properties. These are required to keep the option agreements in good standing:

  Cocula – US $1,050,000 on July 18, 2011; and
  El Picacho – US$15,000 due by December 11, 2010 and US $ 1,395,000 on December 11, 2011.

The Company must make payments equal to 1,667 ounces of gold multiplied by the then existing month end gold price to repay the gold loan. All payments due to date have been made.

The final payment of the agreement to purchase certain equipment and buildings at the Mine is due prior to December 31, 2010 in the amount of $1,775,715. This payment is denominated in US dollars so any changes in its carrying value reflect foreign exchange movements.

The Company has entered into a mining contract with Peal. The contract is for 42 months, and is at a contracted price of (US) $1.59 per ton (plus IVA). The contract with Peal stipulates that the Company is responsible for mobilization costs of (US) $600,000 (plus IVA), payable at a rate of (US) $100,000 (plus IVA) each month, commencing on September30, 2009. The mobilization obligations have been paid in full.

The Company is also responsible for demobilization costs of (US) $900,000 (plus IVA) payable one month prior to the end of the mining contract. These obligations have been recorded at an annualized discount rate of 6.775%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. This obligation is recorded at $1,082,605 at June 30, 2010 and it was $1,035,590 at March 31, 2010.

The Company has no material commitments other than those disclosed above.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the second quarter ended September 30, 2010
Containing information as atNovember 29, 2010	Page 12

Transactions with Related Parties

During the second quarter ended September 30, 2010, 2010, the Company entered into the following transactions with related parties:

  The Company incurred $141,304 (2009: $42,609) of geological and consulting fees to directors and officers of the Company for the six month period ended September 30, 2010 and $51,658 (2009- was a recovery of $2,520) for the three months ended September 30, 2010. As of September 30 2010, $3,041(March 31, 2010: $3,469) was advanced to these directors and officers.

  The Company incurred $Nil (2009: $39,367) for rent and administrative expenses on behalf of company with directors in common for the six months ended September 30, 2010 and $Nil (2009- $4,820) for the three month period ended September 30, 2010. As of September 30, 2010, $79,200 (March 31, 2010:$92,656) was due from this company.

  In the six month period ended September 30, 2010 the Company paid $32,400 as consulting fees to its Chief Financial Officer and $12, 000 in consulting fees to a director of the Company.

The transactions with related parties were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Critical Accounting Estimates and Changes in Accounting Policies

The reader is referred to the audited consolidated financial statements dated March 31, 2010 and 2009 for a discussion of these items.

New Accounting Pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

Business combinations, consolidated financial statements and non-controlling interests

CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establishes a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the second quarter ended September 30, 2010
Containing information as atNovember 29, 2010	Page 13

Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business Combinations, Section 1582, Consolidated Financial Statements, Section 1601, and Non-controlling Interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

Financial Instruments and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, the gold loan and the vendor loan, some of which are denominated in US dollars and Mexican pesos. Amounts denominated in non-Canadian dollars are translated into Canadian dollars at the rates applicable to the period end date. The Company has financial gains or losses as a result of foreign exchange movements against the Canadian dollar. The Company manages its foreign exchange risk by adjusting balances in currencies other than the Canadian dollar from time to time. The Company has certain commitments to acquire assets in foreign currencies, settlement of the gold loan is denominated in US dollars and it incurs the majority of its exploration and operating costs in foreign currencies, either the US dollar or Mexican peso. Significant expenditures in the operation of the Mine were and continue to be denominated in these foreign currencies. The Company may acquire foreign currencies to fix such costs in Canadian funds, if management considers it advantageous.

The carrying value of financial instruments, which include cash, accounts receivable, prepaid expenses, accounts payable, the vendor loan, and accrued liabilities and advances to related parties approximate fair value because of the short-term maturity of those instruments. The gold loan is classified as Other Liabilities and it is amortized using the effective interest rate method with its embedded derivative fair valued at each reporting period.It is management’s opinion that the Company may be exposed to significant commodity and currency risks arising from some of these financial instruments.

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. The Company’s first audited annual financial statements will be for the year ending March 31, 2012, with comparative financial information for the year ended March 31, 2011. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the April 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the June 30, 2011 unaudited interim financial statements.

The Company will adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified. The conversion to IFRS is expected to impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company continues to evaluate the impact of IFRS, with the assistance of its auditors, on the Company and is in the process of developing a plan for the conversion to IFRS. If the Company decides not to early adopt the standards, the actual conversion work will occur in this fiscal year, in anticipation of the preparation of the April 1, 2010 balance sheet that will be required for comparative purposes for all periods ending in 2011.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the second quarter ended September 30, 2010
Containing information as atNovember 29, 2010	Page 14

The Company has been assessing some of the optional exemptions as part of the transition process to IFRS. The following preliminary elections have been made so far under IFRS, and may change prior to the formal adoption of IFRS:

  the Company will not restate business combinations prior to the adoption of IFRS;
  the Company will continue to capitalize exploration costs on a project-by-project basis even prior to mineral reserves being established; and
  the Company may elect to recognize any cumulative translation differences of its foreign subsidiaries into opening retained earnings.

The Company has also identified other areas relating to IFRS that could materially affect the Company:

  Foreign currency: The adoption of IFRS will involve the identification of a functional currencyfor each legal entity. IFRS does not have concept of group functional currency, as such the Company will need to make an assessment of all its subsidiaries. The Company is also considering switching its reporting currency should this prove to be advantageous.
  Income taxes: Although there are many areas where GAAP is similar to IFRS, there are differences such as the differentiation between deferred tax assets and deferred tax liabilities; and whether deferred tax is to be charged to the income statement, equity or goodwill.

At present the Company does not believe that it has any contracts, debt covenants, capital requirements or compensation requirements that may be affected by changes to financial reporting because of IFRS.

Management will be taking professional development courses relating to IFRS conversion, and it is comfortable that its accounting services company will also be adequately prepared for the conversion.

Risk Factors and Uncertainties

The Company is subject to various financial and operating risks that could have a significant impact on its profitability, levels of cash flow, and could cause its future business, operations, and financial condition to differ materially from the forward looking information contained in this MD&A or that described in the Forward-Looking Statement section in this MD&A. For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s MD&A for the year ended March 31, 2010 and its Annual Information Form filed at www.sedar.com.

Disclosure Controls and Procedures

As required by Multilateral Instrument 52-109, management is responsible for the design, establishment and maintenance of disclosure controls and procedures over the public disclosure of financial and non-financial information regarding the Company,and internal control over financial reporting to provide reasonable assurance regarding the integrity of the Company’s financial information and reliability of its financial reporting. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and maintains appropriate information systems, proceduresand controls to ensure that information used internally and disclosed externally is complete and reliable.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the second quarter ended September 30, 2010
Containing information as atNovember 29, 2010	Page 15

The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiary, is made known to them on a timely basis; and designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting. The Company’s management believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because ofthe inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Management believes appropriate segregation of duties within the finance department have been maintained. Where segregation of duty deficiencies may exist, the Company relies on certain compensating and detection controls, including dual signatories on all cheque disbursements, review and approvals of all bank reconciliations by persons other than the preparer, and quarterly and annualreview of financial statements, and other information by the Audit Committee. The Company’s day-to-day accounting in the Vancouver office and initial preparation of the financial statements is outsourced to independent accountants.

Management believes the Company’s disclosure controls and procedures are generally effective in providing reasonable assurancethat the material information relating to the Company was made known to them on a timely basis and was processed and disclosed within the appropriate reports and time periods. During the quarter ended September 30, 2010 the Company restated its results for the previous quarter ended June 30, 2010. While this restatement may be an indication of a weakness in controls, the Company believed that in light of newoperating informationthat a restatement of the prior quarter’s results was appropriate. The Company continues to work to improve its disclosure controls and procedures.

Disclosure of Outstanding Share Capital as at the date of this report is as follows:

Common shares	136,186,634

* This does not include the convertible preference shares.

Convertible preference shares	NIL

These shares, which had totalled 11,000,000, were converted to common shares during the quarter and they had no preferential rights on dissolution, bankruptcy or similar events. They also had no voting rights and were not entitled to the payment of dividends.

Details of the options outstanding and vested are as follows:

Designation of Securities under Option	No. of Securities to be Acquired Upon Exercise	Exercise Price per Share	Expiry Date
Common shares	225,000	$0.55	December 31, 2010
Common Shares	1,020,000	$0.35	July 25, 2011
Common Shares	1,250,000	$0.70	May 11, 2012
Common Shares	100,000	$0.50	July 18, 2012

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the second quarter ended September 30, 2010
Containing information as atNovember 29, 2010	Page 16

Designation of Securities under Option	No. of Securities to be Acquired Upon Exercise	Exercise Price per Share	Expiry Date
Common Shares	1,245,000	$0.75	November 27, 2012
Common Shares	2,387,500	$1.00	November 13, 2014
Common Shares	275,000	$1.00	November 27, 2014

Details of the warrants outstanding are as follows:

	No. of Warrants	Exercise Price per Warrant	Expiry Date
Warrants	2,000,000	$0.80	January 26, 2012